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SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 2 7 2015 REGISTRATIONS BRANCH 11

SECURI[barcode]SSION

15027384

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 20930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRIAD SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY, 11th FLOOR
(No. And Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK ROSELLI (212) 349-1006
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37th STREET, 4th FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR LINDEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIAD SECURITIES CORP., as of JUNE 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BERNADETTE M. CIRAOLA
Notary Public, State of New York
No. 01CI6049114
Qualified in Richmond County
Commission Expires Oct. 10, 2018

Bernadette M Ciraola
Notary Public

Arthur Linden
Signature

CEO/REGISTERED PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Triad Securities Corp.:

We have audited the accompanying statement of financial condition of Triad Securities Corp. (the "Company") as of June 30, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2015 in conformity with accounting principles generally accepted in the United States.

Fulvio & Associates, LLP

New York, New York
August 21, 2015

TRIAD SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Cash	$	1,446,025
Deposits with clearing brokers		500,000
Commissions receivable from clearing brokers		1,530,785
Commissions receivable from other broker dealers		4,304
Fixed and intangible assets (less accumulated depreciation of $185,895)		82,022
Other assets		150,687
TOTAL ASSETS	$	3,713,823

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued bonus payable	$	1,538,400
Due to affiliate		207,788
Accounts payable and accrued expenses		439,911
TOTAL LIABILITIES		2,186,099
Stockholders' Equity:		
Common stock, no par value, 200 shares authorized, issued and outstanding		24,950
Additional paid-in capital		208,088
Retained earnings		1,294,686
TOTAL STOCKHOLDERS' EQUITY		1,527,724
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,713,823

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Triad Securities Corp. (the "Company") was incorporated in New York on July 8, 1976. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York City, NY. The Company acts primarily as an introducing broker forwarding transactions to two other FINRA members on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

In addition, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities Exchange Act of 1934 for its commission recapture/rebate program. Accordingly, the Company established and maintains a "Special Account for the Exclusive Benefit for Customers." This account is required to be funded in an amount equal to or exceeding any payables associated with the commission recapture/rebate program.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: The Company receives commission income in accordance with the terms of its agreements with clearing broker-dealers. Commission income and related expenses are recognized on a trade-date basis.

Equipment/Furniture: Equipment/Furniture is depreciated using the declining balance method over their estimate useful lives, ranging from five (equipment) to seven years (furniture).

Software: Software is amortized on a straight-line basis over three years.

Leasehold Improvements: Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of seven years or the term of the lease.

Income Taxes: The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes. The Company is subject to New York City income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes: (continued)

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2014, 2013, and 2012. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Fair Value Measurements: FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 3 - LEASE COMMITMENTS

On December 23, 2011, the Company extended its non-cancelable operating lease for its principal premises through June 30, 2018. The first month of rent, in each successive twelve month period under the lease, is eligible for abatement provided the Company does not default under any provision of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. Minimum annual rentals under the renewed non-cancelable lease are as follows:

NOTE 3 - LEASE COMMITMENTS (continued)

Year ending June 30,	
2016	$ 824,175
2017	842,850
2018	861,750
Total	$ 2,528,775

These amounts do not consider the eligible abatements.

Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the fiscal year ended June 30, 2015 was $949,461, which is included in general and administrative expenses on the statement of operations.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed, 10 to 1. At June 30, 2015 the Company's net capital of $2,833,272, was $2,583,272 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.

NOTE 5 - CONCENTRATION OF RISK

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is affiliated with Triad Securities Limited ("TSL") through common ownership. The Company has a support agreement in place, on a month to month basis, to receive or provide marketing, customer support, advisory, and financial services from or to TSL for an agreed upon fee. Either party may terminate this agreement by giving one month's prior written notice. For the year ended June 30, 2015, TSL paid net fees of $37,000 to the company. This amount is included in due to affiliate on the statement of financial condition.

NOTE 7 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company clears all its securities transactions including their own customer transactions through their clearing brokers, BNP Paribas Prime Brokerage Inc., and National Financial Services, LLC Inc., pursuant to the clearance agreements. Commissions receivable from clearing brokers on the statement of financial condition is from these brokers.

As part of these agreements with its clearing brokers, the Company maintains good faith deposits totaling $500,000, which are included on the statement of financial condition. The deposits with the clearing brokers consist of cash.

NOTE 8 - FIXED AND INTANGIBLE ASSETS

Details of fixed and intangible assets at June 30, 2015 are as follows:

Computer equipment	$ 183,910
Furniture	3,510
Software	17,887
Leasehold improvements	62,610
Total fixed and intangible assets, at cost	267,917
Less: accumulated depreciation and amortization	185,895
Net fixed and intangible assets	$ 82,022

NOTE 9 - RETIREMENT PLANS

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no contribution made for the year ended June 30, 2015.

NOTE 10 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by insuring that the customers' transactions are executed properly by the clearing broker-dealers.

NOTE 11 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at June 30, 2015 or during the year then ended.

NOTE 12 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no subsequent events have been identified which require disclosure.